UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

First Franklin Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

320272 10 7

(Cusip Number)

Terri Reyering Abare
Vorys, Sater, Seymour and Pease LLP
Suite 2000, Atrium Two
221 East Fourth Street
Cincinnati, Ohio 45202
(513) 723-4001

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30243C 10 7

1.	Name of Reporting Person: Thomas H. Siemers		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 184,211

		8.	Shared Voting Power: 45,656

		9.	Sole Dispositive Power: 138,816

		10.	Shared Dispositive Power: 217,280

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 356,096

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21.4%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 30243C 10 7

1.	Name of Reporting Person: Franklin Savings and Loan Company Employee Stock Ownership Plan		I.R.S. Identification Nos. of above persons (entities only): 31-1230691

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Ohio

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 183,924

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 183,924

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.2%

14.	Type of Reporting Person (See Instructions): EP

Item 1.	Security and Issuer
Common shares, par value $.01 per share, of First Franklin Corporation.

Item 2.	Identity and Background
(a) Thomas H. Siemers

      Franklin Savings and Loan Company Employee Stock Ownership Plan

(b) Thomas H. Siemers
      4750 Ashwood Drive
      Cincinnati, Ohio 45241

      Franklin Savings and Loan Company Employee Stock Ownership Plan
      4750 Ashwood Drive
      Cincinnati, Ohio 45241

(c) Mr. Siemers is the President and Chief Executive Officer of First Franklin Corporation.

(d) Mr. Siemers has not been convicted in any criminal proceeding in the past five years.

(e) Mr. Siemers has not been a party to any civil proceeding regarding state or federal securities laws.

(f) Mr. Siemers is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration
The source of funds for Mr. Siemers is personal. The source of funds for the Franklin Savings and Loan Company Employee Stock Ownership Plan ("ESOP") is contributions to the ESOP by Franklin Savings and Loan Company ("Franklin"), which is a wholly-owned subsidiary of the Issuer.

Item 4.	Purpose of Transaction
Shares beneficially owned by Mr. Siemers have been acquired for investment. The ESOP, for which Mr. Siemers serves as trustee, is maintained for the benefit of the employees of Franklin and may purchase or dispose of shares of First Franklin Corporation.

Item 5.	Interest in Securities of the Issuer
(a) Mr. Siemers beneficially owns 356,096 shares, which is 21.4% of the total issued and outstanding common shares of the Issuer. The ESOP beneficially owns 183,924 shares, which is 11.2% of the total issued and outstanding common shares of the Issuer. Mr. Siemers is the trustee of the ESOP.

(b) Mr. Siemers has sole voting power with respect to 112,816 shares which he owns directly, 26,000 shares subject to options that he holds and 45,395 shares allocated to his ESOP account. Mr. Siemers has shared voting power with respect to 33,356 shares held by Mr. Siemers' spouse and 12,300 unallocated ESOP shares for which the ESOP grants the power to vote to the ESOP administrative committee of which Mr. Siemers is a member. Mr. Siemers has sole dispositive power with respect to the 112,816 shares he owns directly and the 26,000 shares subject to options. Mr. Siemers has shared dispositive power with respect to the 33,356 shares held by his spouse and the 183,924 shares owned by the ESOP.

At December 31, 2002, there were 183,924 shares of the Issuer owned by the ESOP. Under the terms of the ESOP, the trustee votes all of the shares allocated to the accounts of participants as directed by the participants to whose accounts such shares have been allocated. Neither Mr. Siemers nor the ESOP has voting power over shares allocated to others. As of December 31, 2002, 171,624 shares were allocated to ESOP participants.

The trustee has limited power to dispose of the ESOP shares, as set forth in the ESOP and the Trust Agreement. The trustee is directed by the ESOP to invest ESOP assets primarily in shares of the Issuer.

The ESOP disclaims beneficial ownership of any shares of the Issuer beneficially owned by Mr. Siemers that are not those reported above as being owned by each of them. Mr. Siemers expressly disclaims beneficial ownership of shares of the Issuer owned by his adult children who do not live with him.

(c) None.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to Be Filed as Exhibits
None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2003

FRANKLIN SAVINGS AND LOAN COMPANY EMPLOYEE STOCK OWNERSHIP PLAN

By:	/s/ Thomas H. Siemers

Name:	Thomas H. Siemers

Title:	Trustee

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

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